UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schrader, William L.
   c/o PSINet Inc.
   44983 Knoll Square
   Ashburn, VA  20147
   USA
2. Issuer Name and Ticker or Trading Symbol
   PSINet Inc.
   PSIX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   November 30, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $.0|11/06/|P   | |3,000             |A  |$2.50      |                   |I     |By Spouse                  |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|11/07/|P   | |5,000             |A  |$2.375     |                   |I     |By Spouse                  |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|11/14/|P   | |3,000             |A  |$1.875     |                   |I     |By Spouse                  |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|11/29/|P   | |3,500             |A  |$1.31      |2,138,724 (1)      |I     |By Spouse                  |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|11/27/|P   | |4,400             |A  |$1.375     |5,255 (2)          |I     |By Son                     |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|11/27/|P   | |1,700             |A  |$1.34      |2,555 (2)          |I     |By Son                     |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|      |    | |                  |   |           |112,682 (3)        |I     |By Trust                   |
1 per share                |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|      |    | |                  |   |           |112,682 (3)        |I     |By Trust                   |
1 per share                |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|      |    | |                  |   |           | 2,000 (4)         |D     |                           |
1 per share                |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par valuue $.|      |    | |                  |   |           |92,200 (5)         |I     |By Trust                   |
01 per share               |      |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The Reporting Person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(2)  These shares are held by the children of the Reporting Person, and include
a gift from the Reporting Person of 855 shares on May 26, 2000.   The
Reporting Person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for purposes of Section 16 or any other purpose.
(3) These shares are held in a trust for the benefit of one of the Reporting Person's children, of which the Reporting Person's wife is trustee. The Reporting Person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(4)  These shares are held by the Reporting Person and his spouse as joint
tenants with the rights of survivorship.   Pursuant to the terms of a pledge
agreement between Bank of America (the "Bank") and Mr. Schrader, in respect of which Mr. Schrader pledged 11,313,934 shares of common stock of the company, the Bank has sold all 11,313,934 shares, which includes 300,000 shares which were registered in the name Log Cabin LLC, a limited liability company of which Mr. Schrader and his wife have shared voting and dispositive power.
(5)   Shares held by the Duffy Schrader Foundation of which Mr. Schrader is the
Trustee  and has shared voting power.   The Reporting Person
disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for purposes of Section 16 or any other purpose.
SIGNATURE OF REPORTING PERSON
William L. Schrader
DATE
December 7, 2000